EXHIBIT L


               [CALIFORNIA INVESTMENT FUND, LLC LETTERHEAD]

Dynex Capital, Inc.
Attn:  Thomas H. Potts
10900 Nuckols Road, 3rd Floor
Glen Allen, Virginia 23060
804-217-5861

Dynex Capital, Inc.
C/O Investment Banking Division
Paine Webber Incorporated
Attn:  Mr. Jim Murray
1285 Avenue of the Americas

New York, NY  10019
212-713-4205

VIA FACSIMILE

July 24, 2000

Dear Mr. Potts and Mr. Murray:

          California Investment Fund, LLC (CIF) is in receipt of your letter dated July 6, 2000. Please find the attached response to your counter-offer to our Revised Letter of Intent. In summary, the following points have been changed from the terms you presented.

     1. The purchase price has been increased from our original offer, to $90 million. Our offer includes all accrued, unpaid dividends within the $90 million, with no further accruals to be paid. The specific allocation per equity class is based on a pro rata distribution of the purchase price based on the closing prices and their relative percentages of total market capitalization on July 10, 2000. This price represents a premium of 91.93% of the closing price of each class of securities on July 29, 2000.

        After numerous calls with Jon Dever of Paine Webber, he was successful in convincing us that the asset values currently being reported by the company are conservative. Through our many conversations, Jon has consistently focused on the long-term value of the company. By working closely with Paine Webber, the Andrew Davidson Company, and our lenders, we have revised our pricing from the July 12, 2000 letter based on our recently received preliminary valuation reports. We have reviewed each asset thoroughly to attempt to reach your targeted sale price of $100 million, however by reviewing all of the data we currently have available we have been able to stretch our pricing to reach $90 million.

     2. The stock of Dynex Holdings, Inc., will be under option to purchase at $200,000, pending due diligence review of its assets.

     3. An acceptable discount of the Senior Notes must be verified by CIF prior to entering the definitive agreement. Verification by direct contact with note holders will be required. Any discount negotiated by CIF will inure to the benefit of the successor entity.

     4. The deposit shall serve as liquidated damages, with no further remedies in order to be reciprocal to the Break-up Fee as liquidated damages with no further remedies.

     5. Paragraph 11 has been changed to have the deposit placed in escrow upon execution of the Letter of Intent.

     6. Paragraph 13 has been added to reflect CIF's interest in pursuing the assumption of the liability for the Chase Bank of Texas Letter of credit, maturing July 31, 2000.

If these changes meet with your approval, please sign the attached Letter of Intent and return. We are prepare to move forward with final due diligence immediately upon your acceptance

                                         California Investment Fund, L.L.C.


                                         By:     /s/ Michael R. Kelly
                                                --------------------------
                                         Name:  Michael R. Kelly
                                                --------------------------
                                         Title: Managing Member
                                                --------------------------